Exhibit 21.1

List of subsidiaries of D-Wave Quantum Inc.

1.	DWSI Canada Holdings ULC

2.	DPCM Capital, Inc.

3.	D-Wave Quantum Technologies Inc.

4.	D-Wave Systems Inc.

5.	D-Wave Quantum Solutions Inc.

6.	D-Wave US Inc.

7.	D-Wave Government Inc.

8.	D-Wave Commercial Inc.

9.	Omni Circuit Boards Ltd.

10.	D-Wave International Inc.

11.	D-Wave Japan Co., Ltd.

12.	D-Wave UK Ltd.

13.	D-Wave Quantum Services Europe Limited

14.	1372934 B.C. Ltd.

15.	1372929 B.C. Ltd.